AUTOCHINA INTERNATIONAL LIMITED

No. 322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held December 29, 2011

To the Shareholders of
AutoChina International Limited

Notice is hereby given that the Annual Meeting of the Shareholders of AutoChina International Limited (the “Company”) will be held on December 29, 2011 at 10:00 a.m. local time at the offices of the Company, No. 322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China.  The meeting is called for the following purpose:

1.	To elect a board of five directors;

2.	To ratify the appointment of Marcum Bernstein & Pinchuk LLP as the independent auditors of the Company for the fiscal year ending December 31, 2010; and

3.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on November 10, 2011 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting.  The stock transfer books of the Company will not be closed.  A list of the shareholders entitled to vote at the meeting may be examined at the Company’s offices during the 10-day period preceding the meeting.

All shareholders are cordially invited to attend the meeting.  Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly.  Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.  A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.  You may obtain directions to the meeting by calling our offices at +86-311-83821688.  This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: http://www.ir-site.com/autochinaintl/proxy.asp.

By Order of the Board of Directors,

Yong Hiu Li
Chairman and Chief Executive Officer

Dated: December 6, 2011

AUTOCHINA INTERNATIONAL LIMITED

TABLE OF CONTENTS

PROXY STATEMENT	1

ELECTION OF DIRECTORS (PROPOSAL NO. 1)	3

THE BOARD AND BOARD COMMITTEES	6

DIRECTOR COMPENSATION	10

EXECUTIVE OFFICERS	11

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS	12

SECURITIES OWNERSHIP	19

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	21

REPORT OF THE AUDIT COMMITTEE	26

RATIFICATION OF INDEPENDENT AUDITORS (PROPOSAL NO. 2)	27

OTHER MATTERS	32

AUTOCHINA INTERNATIONAL LIMITED

No. 322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

 PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of AutoChina International Limited (the “Company,” “AutoChina,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the offices of the Company, No. 322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China, on December 29, 2011, at 10:00 a.m. local time and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.”

The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about December 6, 2011.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of ordinary shares, $.001 par value per share (the “Shares”), of record at the close of business on November 10, 2011 are entitled to vote at the meeting. On the record date, the Company had issued and outstanding 19,615,766 Shares entitled to vote. For purposes of voting at the meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. No less than one-third in nominal value of the outstanding Shares represented at the meeting in person or by proxy shall constitute a quorum throughout the meeting. The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote on the election of directors is required for the election of our directors and to ratify the appointment of Marcum Bernstein & Pinchuk LLP, independent certified public accountants, as our independent auditors.

Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors.  Any Shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the ratification of the appointment of Marcum Bernstein & Pinchuk LLP. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by the Company by 12:00 noon Eastern Time on December 28, 2011 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your shares in person.

 ELECTION OF DIRECTORS
(PROPOSAL NO. 1)

The Board of Directors has nominated 4 current directors for re-election, and Mr. Leon Ling Chen for election, as directors to serve until the next Annual Meeting of Shareholders or until their successors are elected and become qualified. Mr. Thomas Lau is not standing for re-election and his term as a director will cease upon the election of his successor at the Annual Meeting of Shareholders.  It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the five persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director start dates of the five nominees for re-election as directors, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Yong Hui Li, 49, has served as AutoChina’s Chairman and Chief Executive Officer and as a member of AutoChina’s Board of Directors since April 9, 2009. Mr. Li is the founder, Chairman and Chief Executive Officer of AutoChina Group Inc. (“ACG”), our wholly owned operating subsidiary, and Hebei Kaiyuan Real Estate Development Co., Ltd. which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. Mr. Li founded Hebei Kaiyuan Real Estate Development Co., Ltd. in November 1998, and ACG in July 2007. Mr. Li has also served as the Chairman of Prime Acquisition Corp., a blank check company, since its inception in February 2011. From February 2001 to May 2006, Mr. Li helped oversee Kaiyuan Real Estate Development Co., Ltd’s development of the largest steel-framed construction project in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province. He graduated from Tianjin University in June 1985 with a bachelor degree in Optical Physics. Mr. Li is nominated to serve as a member of the Company’s Board of Directors by the AutoChina Shareholders’ Representative pursuant to the Share Exchange Agreement, described further in the section entitled “Security Ownership.” As our founder and CEO, we believe that Mr. Li’s extensive experience in the commercial vehicle and automotive industry provides him with significant insights into our business which make him qualified to be the Chairman of our Board of Directors.

Hui Kai Yan, 46, has served as AutoChina’s Secretary and as a member of AutoChina’s Board of Directors since April 9, 2009. Mr. Yan has also served as the Chief Operating Officer and a director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. Mr. Yan has been Senior Vice-President of ACG since September 2008, and was vice president of Hebei Kaiyuan Real Estate Development Corp. from August 1997 to September 2000. His responsibilities include Finance, Administration and Human Resources at each company. Prior to joining Kaiyuan, from April 1994 to July 1997, Mr. Yan was a member of the Economic and Trade Commission of Hebei provincial government and was responsible for guiding state-owned enterprises through restructuring process and modernization. From March 1989 to April 1994, he was at the Economic Commission of Shijiazhuang city government (Shijiazhuang is the capital of Hebei province). Mr. Yan is certified as a Senior Economist by Hebei provincial government. He graduated from Hebei University of Technology in June 1985 with a bachelor degree in Management Science. Mr. Yan is nominated to serve as a member of the Company’s Board of Directors by the AutoChina Shareholders’ Representative pursuant to the Share Exchange Agreement, described further in the section entitled “Security Ownership.” Mr. Yan’s extensive experience in finance and administration and long history of working with ACG provides him with significant insights into our business which are needed by our Board of Directors.

James Cheng-Jee Sha, 61, has served as a member of AutoChina’s Board of Directors since its inception. Mr. Sha served as Chairman of AutoChina’s Board of Directors and Chief Executive Officer from its inception to April 9, 2009. Mr. Sha founded and has been a partner of Spring Creek Investments since December 1999. Spring Creek Investments is a private investment firm specializing in principal investments and business consultations with internet and infrastructure companies. Mr. Sha also has served as the Chief Executive Officer of Optoplex Corporation, a communication networks company, since 2001. From September 2005 to February 2007, Mr. Sha served as Chief Executive Officer of AppStream, a software application virtualization company. From February 1999 to September 1999, Mr. Sha served as the Chief Executive Officer for Sina.com (NASDAQ: SINA), a global Chinese on-line media company and value added information service provider. From July 1996 to August 1998, Mr. Sha served as the Chief Executive Officer of Actra Business Systems, a joint venture between Netscape Communications Corporation and GE Information Services (GEIS), providing next-generation internet commerce application solutions for both business-to-consumer and business-to-business commerce markets. From August 1994 to August 1998, Mr. Sha served as Senior Vice President and General Manager of Netscape Communications Corporation, a computer services company until its merger with AOL. From May 1990 to August 1994, Mr. Sha was a Vice President at Oracle Corporation (NASDAQ:ORCL), a database management and development systems software company. From June 1986 to May 1990, Mr. Sha was a Vice President at Wyse Technology, Inc., a hardware, software and services computing company. Mr. Sha currently serves as a member of the audit committee and the Board of Directors of Tom.com (HK: 8282), a wireless internet company in the PRC providing value-added multimedia products and services. Mr. Sha also currently serves as a director of Amorize Corp. From 1998 to 2000, Mr. Sha also served on the board of Abovenet. Mr. Sha also serves as a trustee of the University of California at Berkeley Foundation and is a Board member of the Berkeley Chinese Alumni International Association. Mr. Sha graduated from National Taiwan University with a BS in Electrical Engineering, the University of California at Berkeley with an MS in EECS and from Santa Clara University with an MBA. Mr. Sha is nominated to serve as a member of the Company’s Board of Directors by the SCAC Shareholders’ Representative pursuant to the Share Exchange Agreement, described further in the section entitled “Security Ownership.” We believe that Mr. Sha’s extensive experience in senior management, finance, and with businesses operating in China, as well as his significant history of working with growth companies, provides him with a unique and valuable perspective from which he helps advise the Board of Directors.

Diana Chia-Huei Liu, 47, has served as a member of AutoChina’s Board of Directors since its inception. Ms. Liu served as President of AutoChina from its inception to April 9, 2009. Ms. Liu has also served as the Chief Executive Officer and a director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. Ms. Liu has served as the President and Managing Director of Cansbridge Capital, a private investment firm specializing in early stage investments along the west coast of North America (namely U.S. and Canada) and Asia, since August 1998. Prior to Cansbridge, Ms. Liu served as the Executive Vice-President at Polaris Securities Group (TW: 6011), an investment firm in Taiwan, where she founded and managed its North American operations from April 1994 to August 1998. From August 1991 to April 1994, Ms. Liu was an account portfolio manager in global private banking at the Royal Bank of Canada (NYSE:RY), a full-service banking firm. From October 1988 to August 1991, Ms. Liu served as the regional sales manager for the province of British Columbia, Canada, at CIBC Securities, a subsidiary of CIBC (NYSE:CM), a full- service banking firm, where she founded and managed the mutual funds promotion division. Ms. Liu has served since March 2006 as a member of the Executive Committee and the Chair of the Investment Committee at the Asia Pacific Foundation, a Canadian federal government created think tank and policy advisory board where she works closely with the co-CEOs on operational issues and investment of its endowment funds. In addition, she also currently serves as a director of the Vancouver Goh Ballet Society and BaySpec, Inc., a supplier of optical components. Ms. Liu graduated with a BA in economics from the University of British Columbia in Canada. Ms. Liu is the spouse of Mr. William Yu, AutoChina’s prior Chief Financial Officer. Ms. Liu is nominated to serve as a member of the Company’s Board of Directors by the SCAC Shareholders’ Representative pursuant to the Share Exchange Agreement, described further in the section entitled “Security Ownership.” We believe that Ms. Liu’s extensive experience in finance and investing in growth companies provides her with a unique and valuable perspective from which she helps advise the Board of Directors.

Leon Ling Chen, 48, has been nominated to serve as a member of the Company’s Board of Directors. Mr. Chen is the Managing Director of Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd., the Chinese subsidiary of Graham Corporation (NYSE Amex: GHM), where he manages China operations, oversees financial control and accounting activities, and leads the expansion of sales and distribution networks within China.  Mr. Chen joined Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd. in January of 2006, and also serves as a member of the board of directors of the company.  Prior to his tenure at Graham, Mr. Chen was President and CEO of Bayspec Inc., a vertically integrated spectral sensing company.  Mr. Chen received a BS in engineering from Tianjin University in China, and a BA in Economics from University of International Business & Economics in Beijing, China.  We believe that Mr. Chen’s extensive experience in finance and managing companies in China and the United States provides him with a unique and valuable perspective for the Board of Directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, director nominee, executive officer, promoter or control person of the Company during the past ten years.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

THE BOARD AND BOARD COMMITTEES

During the year ended December 31, 2010, the Board of Directors met four times and took action by written consent on four occasions. All of the directors attended 75% or more of the aggregate of meetings of the board of directors and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board of Directors has determined that Thomas Lau, James Sha and Diana Liu are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC (the “Listing Rules”), and that, upon his election to the Board of Directors, Leon Ling Chen will be an independent director as defined in the Listing Rules.

Committee Membership
	Audit Committee	Governance and Nominating Committee	Compensation Committee

James Sha	C	M	M

Diana Liu	M	M	C

Thomas Lau(1)	M	C	M

C              Committee Chair

M            Committee Member

(1)           Mr. Lau is not standing for re-election at the Annual Meeting.  It is anticipated that Mr. Chen, if elected at the Annual Meeting, will be appointed to the Audit Committee, the Governance and Nominating Committee (for which it is anticipated he will serve as Chair), and the Compensation Committee.

Audit Committee.  The Company has a separately designed standing audit committee which was established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934 in May 2009. The audit committee, consisting of Messrs. Sha and Lau and Ms. Liu, oversees the Company’s financial reporting process on behalf of the board of directors. It is anticipated that Mr. Chen, if elected at the Annual Meeting, will be appointed to the Audit Committee. The audit committee operates under a written charter, which is available on our website at http://www.autochinaintl.com. During the year ended December 31, 2010, the audit committee met seven times and took action by written consent on six occasions. The committee’s responsibilities include the following functions:

•	appoint and replace the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditors’ audit and non-audited services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;

•	review and approve related party transactions;

•	meeting separately and periodically with management and our internal auditor and independent auditors.

Our board of directors has determined that Mr. Sha, the Chair of the Audit Committee, is an “audit committee financial expert” as defined by the SEC’s rules.

Governance and Nominating Committee.

The governance and nominating committee, established in May 2009, consists of Messrs. Sha and Lau and Ms. Liu, and is responsible for identifying potential candidates to serve on our board and its committees. It is anticipated that Mr. Chen, if elected at the Annual Meeting, will be appointed to the Governance and Nominating Committee, for which it is anticipated he will serve as Chair. The nominating and corporate governance committee operates under a written charter, which is available on our website at http://www.autochinaintl.com. During the year ended December 31, 2010, the governance and nominating committee did not meet and took action by written consent on one occasion. The committee’s responsibilities include the following functions:

•	developing the criteria and qualifications for membership on the board;

•	recruiting, reviewing and nominating candidates for election to the board or to fill vacancies on the Board;

•	reviewing candidates for election to the board proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

•	establishing subcommittees for the purpose of evaluating special or unique matters;

•	monitoring and making recommendations regarding board committee functions, contributions and composition; and

•	evaluating, on an annual basis, the governance and nominating committee’s performance.

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the board should send their letters to AutoChina International Limited, No. 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, Attention: Governance and Nominating Committee. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures to recommend to the governance and nominating committee candidates for election as directors. In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year. For a list of information required to be submitted with a recommendation, please contact the Company’s secretary at the address listed above.

In accordance with the Company’s Governance and Nominating Committee Charter, the governance and nominating committee will consider those factors it deems appropriate in evaluating director nominees made either by the Board or Shareholders, including but not limited to independence as defined in Rule 5605(a)(2) of the Listing Rules, professional reputation, ability to understand financial statements, relevant experience and expertise, knowledge of the Company and issues affecting the Company, moral and ethical character, and the ability to suggest business opportunities. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. “Diversity,” as such, is not a criterion that the committee considers. The committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

Pursuant to the Share Exchange Agreement and discussed in detail in the section entitled “Securities Ownership,” Yong Hui Li, our current Chairman, Chief Executive Officer and President, Honest Best, and ACG, among other parties, are obligated to use their best efforts to cause their affiliates to nominate the AutoChina Nominated Directors, SCAC Nominated Directors, and Independent Non-Executive Directors (each as defined in the Share Exchange Agreement).

Other than the director nominations suggested by the SCAC Shareholders’ Representative and the AutoChina Shareholders’ Representative, as further discussed in the section entitled “Securities Ownership,” the Company’s nominating committee did not receive a recommended director nominee from a shareholder that beneficially owned more than 5% of the Company’s ordinary shares for at least one year as of the date the recommendation was made, or from a group of shareholders that beneficially owned, in the aggregate, more than 5% of the Company’s ordinary shares.

Compensation Committee.  The compensation committee, established in May 2009, consists of Messrs. Sha and Lau and Ms. Liu and is responsible for making recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. It is anticipated that Mr. Chen, if elected at the Annual Meeting, will be appointed to the Compensation Committee. The compensation committee operates under a written charter, which is available on our website at http://www.autochinaintl.com. During the year ended December 31, 2010, the compensation committee did not meet and took action by written consent on one occasion. The committee’s responsibilities include the following functions:

•
at least annually review the Company’s corporate goals and objectives relevant to the executives’ compensation; evaluate the executives’ performance in light of such goals and objectives; and, either as a compensation committee or, together with the other independent directors (as directed by the board), determine and approve the executives’ compensation level based on this evaluation. In determining the long-term incentive component of the executives’ compensation, the compensation committee will consider the Company’s performance, the value of similar incentive awards to the executives at comparable companies, the awards given to the executives in past years and any relevant legal requirements and associated guidance of the applicable law;

•
at least annually review and make recommendations to the board with respect to non-executive officer and independent director compensation to assist the board in making the final determination as to non-executive officer and independent director compensation;

•
attempt to ensure that the Company’s compensation program is effective in attracting and retaining key employees, reinforce business strategies and objectives for enhanced shareholder value, and administer the compensation program in a fair and equitable manner consistent with established policies and guidelines;

•	administer the Company’s incentive-compensation plans and equity-based plans, insofar as provided therein;

•	make recommendations to the board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans;

•
approve any stock option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement, or otherwise determined to be appropriate or desirable by the compensation committee or board;

•	approve the policy for authorizing claims for expenses from the executives;

•	review and assess the adequacy of this charter annually; and

•
review and approve the compensation disclosure and analysis prepared by the Company’s management, as required to be included in the Company’s proxy statement or annual report on Form 20-F, or equivalent, filed with the SEC.

Board Leadership Structure and Role in Risk Oversight

The Board of Directors believes that Mr. Li’s service as both Chairman of the Board and Chief Executive Officer is in the best interest of the Company and its shareholders. Mr. Li possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters. His combined role enables decisive leadership, ensures clear accountability, and enhances the Company’s ability to communicate its message and strategy clearly and consistently to the Company’s shareholders, employees, customers and suppliers.

The board has not designated a lead director. Given the limited number of directors comprising the board, the independent directors call and plan their executive sessions collaboratively and, between board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing in a lead director functions in which they all participate might detract from rather than enhance performance of their responsibilities as directors.

The Board of Directors is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

Litigation

To the best of the Company’s knowledge, there have been no material proceedings to which any director or officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

 DIRECTOR COMPENSATION

Summary of Director Compensation

Prior to September 2009, none of our directors received any compensation for services rendered to us.  Since September 2009, the Company’s compensation committee determined to pay $30,000 per annum to its independent directors. Otherwise, no compensation was paid to non-employee directors, except that directors are reimbursed for travel and other expenses directly related to activities as directors.

The following table provides compensation information for our non-employee directors for 2010.

Name	Fees Earned or Paid in Cash ($)	Option awards (1) ($)	Stock Awards ($)	All Other Compensation ($)	Total Compensation ($)

James Change-Jee Sha	30,000	–	–	–	30,000

Diana Chia-Huuei Liu	30,000	–	–	–	30,000

Thomas Luen-Hung Lau	30,000	–	–	–	30,000

(1)
The amounts reflect the amounts recognized in accordance with ASC 718, Compensation — Stock Compensation. Assumptions used in the calculation of these amounts are included in Note 17 to our audited financial statements for the year ended December 31, 2010 included in our annual report on Form 10-K for the year ended December 31, 2010.

Under Yong Hui Li’s employment contract with AutoChina under which he serves as AutoChina’s Chief Executive Officer, (i) if Mr. Li’s employment is terminated by AutoChina without cause, he is entitled to receive 3 months’ base salary severance to the extent that he is not otherwise employed during the severance period, and (ii) if Mr. Li terminates his employment for cause, he is entitled to 1 month base salary severance to the extent he is not otherwise employed during the severance period. Mr. Li also serves as a director of AutoChina. No other director of AutoChina is entitled to receive any benefits from either AutoChina or any of its subsidiaries upon termination of service.

 EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office

Yong Hui Li	49	Chairman, Chief Executive Officer, and President

Lei Chen	45	Senior Vice President

Jason Wang	35	Chief Financial Officer

Xing Wei	50	Chief Operating Officer

Hui Kai Yan	46	Director and Secretary

Please refer to the section entitled “Election of Directors” for details regarding Yong Hui Li and Hui Kai Yan.

Lei Chen has served as AutoChina’s Senior Vice President since April 9, 2009. Mr. Chen has served as a Senior Vice President in charge of the finance department and investor relations services for ACG since September 2008. From January 1996 to September 2008, Mr. Chen served as a Senior Vice President in charge of the finance department and investor relations services for Hebei Kaiyuan Auto Trading Co., Ltd., a company affiliated with Yong Hui Li. Mr. Chen received a Bachelor of Economics degree from Hebei Finance and Economics University, China.

Jason Chia-Lun Wang has served as our Chief Financial Officer since July 2009.  Mr. Wang has also served as an independent director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. From December 2007 until joining AutoChina, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations.  From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. From July 2004 until July 2005, Mr. Wang was an investment banking associate at Relational Advisors LLC, where he specialized in mergers and acquisitions and debt and equity fundraising. From March 2000 until July 2002, Mr. Wang was the Director of Corporate Development and Planning at 24/7 Real Media Inc., a global digital marketing company. Prior to that, Mr. Wang was an investment banking analyst in the Global Mergers and Acquisitions Group at Chase Securities Inc. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and Bachelors degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998.

Xing Wei has served as AutoChina’s Chief Operating Officer since April 9, 2009. Mr. Wei has served as Chief Operating Officer of ACG since September 2008. From July 2001 to September 2008, Mr. Wei served as Chief Operating Officer for Hebei Kaiyuan Real Estate Development Co., Ltd., a company affiliated with Yong Hui Li. Mr. Wei received a Bachelor of Engineering degree from Hebei Building Engineering University and a Bachelor of Economics degree from Hebei University.

 EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to our Chief Executive Officer and Chief Financial Officer.  No person made more than $100,000 in 2008.

Name	Year	Salary ($)	Bonus ($)	Option awards(6) ($)	Stock Awards ($)	All Other Compensation ($)	Total Compensation ($)
Yong Hui Li, Chief Executive Officer (1)	2010	1	—	—	—	—	1
	2009	1	—	—	—	—	1
	2008	1	—	—	—	—	1
Hui Kai Yan, Director (2)	2010	8,374	—	139,528	—	—	147,902
	2009	7,845	—	29,696	—	—	37,541
	2008	10,514	—	—	—	—	10,514
Xing Wei, Chief Operating Officer (3)	2010	8,374	—	191,851	—	—	200,225
	2009	7,845	—	40,832	—	—	48,677
	2008	10,514	—	—	—	—	10,514
Jason Wang, Chief Financial Officer (4)	2010	180,000	20,000	139,528	—	—	339,528
	2009	82,500	—	29,696	—	—	112,196
Lei Chen, Senior Vice-President (5)	2010	8,374	—	139,528	—	—	147,902
	2009	7,845	—	29,696	—	—	37,541
	2008	10,514	—	—	—	—	10,514

(1)
Mr. Li served as ACG’s sole director from July 2007 until October 2007 and again from June 2008 until the present.  Mr. Li has not received any compensation for service on ACG’s board or directors. In connection with our acquisition of ACG, Mr. Li was appointed as our Chairman and Chief Executive Officer.

(2)
Mr. Yan served as Senior Vice-President of ACG since August 1997. In connection with our acquisition of ACG, Mr. Yan was appointed as AutoChina’s Secretary and as a member of AutoChina’s Board of Directors.

(3)	Mr. Wei has served as Chief Operating Officer of ACG since September 2008. In connection with our acquisition of ACG, Mr. Wei was appointed as our Chief Operating Officer.

(4)	Mr. Wang joined AutoChina on July 16, 2009 as Chief Financial Officer.

(5)	Mr. Chen has served as Senior Vice-President of ACG since September 2008. In connection with our acquisition of ACG, Mr. Chen was appointed AutoChina’s Senior Vice President.

(6)
On August 19, 2010 and September 3, 2009, stock options for 52,800 and 105,600 shares of AutoChina with an exercise price of $27.19 and $9.50 per share, respectively, were granted to Mr. Wei. On the same dates, stock options for 38,400 and 76,800 shares of AUTC with an exercise price of $27.19 and $9.50 per share, respectively, were granted to each of Mr. Wang, Mr. Yan and Mr. Chen. The exercise prices were the market prices on the dates of grant. The value reported for each executive is the cost recognized in our financial statements for restricted stock during fiscal 2010 and 2009, calculated in accordance with Accounting Standards Codification Topic 718 “Share-based Compensation.”

AutoChina’s Executive Officers and Employees

Executive Officers

Since AutoChina did not have an operating business prior to our acquisition of ACG on April 9, 2009, its officers did not receive any compensation for their service to AutoChina; and, since it had no other employees, AutoChina did not have any compensation policies, procedures, objectives or programs in place.

Upon consummation of its acquisition of ACG, AutoChina entered into employment agreements with certain of its executive officers. In addition, on July 16, 2009, AutoChina entered into an employment agreement with Jason Wang to serve as Chief Financial Officer.  The following discussion summarizes the material terms of employment agreements entered into between AutoChina and its executive officers.

The term of the employment agreements is from April 9, 2009 until April 9, 2012 (3 years from the date of the consummation of the acquisition of ACG) unless earlier terminated as described below (except in the case of Mr. Wang whose initial term was for six months commencing on July 16, 2009 which term was automatically extended for an additional 30 months to July 15, 2012);

•
Yong Hui Li receives $1 per year as compensation for serving as Chief Executive Officer, Jason Wang receives $180,000 per year as compensation for serving as Chief Financial Officer (on September 15, 2011, Auto China’s compensation committee increased Jason Wang’s annual salary to $200,000, effective immediately), Wei Xing receives $60,000 per year as compensation for serving as Chief Operating Officer and Chen Lei receives $50,000 per year as compensation for serving as Senior Vice President. No executive officers is entitled to a bonus, unless otherwise approved by the board of directors;

•
the employment agreements may be terminated by the Company (i) upon termination of the executive “for cause”, which is defined as (A) the failure of the executive to properly carry out his duties after notice by the Company of the failure to do so and a reasonable opportunity for the executive to correct the same within a reasonable period specified by the Company; (B) any breach by the executive of one or more provisions of any written agreement with, or written policies of, the Company or his fiduciary duties to the Company likely to cause material harm to the Company and its affiliates, at the Company’s reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the executive involving his duties or the property, business, reputation or affairs of the Company and its affiliates, (ii) due to the executive’s death, (iii) in the event the executive becomes eligible for the Company’s long-term disability benefits or if the executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more that 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the executive will be entitled to 3 months’ base salary severance to the extent the executive is not otherwise employed during the severance period;

•
the employment agreements may be terminated by the respective executives: (i) for any reason or no reason at all upon 3 months’ advanced notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the Company.   “Good reason” is defined as: a material reduction in the executive’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of AutoChina if (i) such reduction is effected by the Company without the consent of the executive and (ii) such event occurs within 3 months after a change in control.  If the agreement is terminated by the executive for “good reason” then the executive is entitled to 1 month’s base salary severance to the extent the executive is not otherwise employed during the severance period;

•	each executive is subject to the non-compete, non-solicitation provisions of the agreement for a term of one year following termination of the employment agreement;

•
except for “prior inventions” (which is defined as all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the executive prior to the executive’s employment with the Company), all inventions and other intellectual property created by the executive during the term of employment are the property of the Company, and the executive agrees to assist the Company to secure such intellectual property rights; and

•	the employment agreements include other customary terms and conditions, and are governed by the laws of Hong Kong.

Other Employees

Compensation for senior executives generally consists of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that the Compensation Committee will take into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building AutoChina into a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of AutoChina and its various key component entities, 6) AutoChina’s ability to pay and 7) other factors deemed to be relevant at the time.

AutoChina International Limited 2009 Equity Incentive Plan

The AutoChina International Limited 2009 Equity Incentive Plan, which we refer as the incentive plan, was approved by our shareholders and took effect on April 8, 2009.

Under the terms of the incentive plan, 1,675,000 AutoChina ordinary shares are reserved for issuance in accordance with its terms (provided, however, that dividend equivalent rights are payable solely in cash and therefore do not reduce the number of shares that may be granted under the incentive plan and that stock appreciation rights only reduce the number of shares available for grant under the incentive plan by the number of shares actually received by the grantee in connection with the stock appreciation right, if any). All awards under the incentive plan are made by AutoChina’s Board of Directors or its Compensation Committee.

The purpose of the incentive plan is to assist AutoChina in attracting, retaining and providing incentives to its employees, directors and consultants, and the employees, directors and consultants of its affiliates, whose past, present and/or potential future contributions to AutoChina have been, are or will be important to the success of AutoChina and to align the interests of such persons with AutoChina’s shareholders. It is also designed to motivate employees and to significantly contribute toward growth and profitability, by providing incentives to the directors, employees and consultants of AutoChina and its affiliates who, by their position, ability and diligence are able to make important contributions to the growth and profitability of AutoChina and its affiliates. The various types of incentive awards that may be issued under the incentive plan will enable AutoChina to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business and the business of its affiliates.

All directors, employees and consultants of AutoChina and its affiliates are eligible to be granted awards under the incentive plan.

Description of the Incentive Plan

A summary of the principal features of the incentive plan is provided below, but is qualified in its entirety by reference to the full text of the incentive plan, a copy of which is attached as Exhibit 4.17 to our annual report on Form 10-K for the year ended December 31, 2010.

Awards

The incentive plan provides for the grant of any type of arrangement to an employee, director or consultant of AutoChina or its affiliates, which involves or might involve the issuance of ordinary shares, cash, stock options or stock appreciation rights, or a similar right with a fixed or variable price related to the fair market value of the ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, incentive stock options, non-qualified stock options, stock appreciation rights, sales or bonuses of restricted shares, restricted share units and dividend equivalent rights, or any two or more of such awards in combination, for an aggregate of not more than 1,675,000 of the ordinary shares, to directors, employees and consultants of AutoChina or its affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of ordinary shares subject thereto, if any, will again be available for grant under the Incentive Plan. The number of ordinary shares with respect to which stock options or stock appreciation rights may be granted to a grantee under the incentive plan in any calendar year cannot exceed 500,000. The number of restricted ordinary shares or restricted share units which may be granted to a grantee under the incentive plan in any calendar year cannot exceed 500,000.

As of September 30, 2011, there are approximately 3,100 employees, directors and consultants who are currently eligible to receive awards under the Incentive Plan. New directors, employees and consultants of AutoChina or its affiliates are eligible to participate in the incentive plan as well.

On September 3, 2009, December 3, 2009, May 19, 2010 and August 19, 2010, AutoChina granted 681,840, 520,944, 27,024 and 364,080 stock options, respectively, under the terms of the Incentive Plan. The exercise price under each of these stock options is $9.50, $25.65, $23.80 and $27.19, respectively, the closing price of the Ordinary Shares on the date of grant. The total vesting period for each of these stock options is four years, with 25% vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. Each of these stock options has a term of 10 years.

As of October 31, 2011, none of these stock options had been exercised, and AutoChina recorded compensation expense of $6,089,341 based on estimated fair value of the stock options on their dates of grant. The per share fair value of the stock options granted under the Incentive Plan has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009	May 19, 2010	August 19, 2010

Dividend yield (1)	None	None	None	None

Risk - free interest rate (2)	2.95	2.87	2.82	2.06

Volatility (3)	47%	42%	43%	46%

Expected Life (in years) (4)	6.08	6.08	6.08	6.08

The following table summarizes the outstanding options granted under the incentive plan as at December 31, 2009, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share ($)	Number Outstanding at December 31, 2010	Weighted Average Fair Value ($)	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2010	Weighted Average Exercise Price ($)
9.50	681,840	4.64	8.67	213,075	9.50
25.65	507,168	11.47	8.93	137,358	25.65
23.80	27,024	10.80	9.38	—	—
27.19	364,080	12.61	9.63	—	—
	1,580,112	8.77	8.99	350,433	15.83

Administration of the Incentive Plan

The incentive plan is administered by either AutoChina’s Board of Directors or its compensation committee (referred to as the committee), if the Board of Directors delegates administration of the incentive plan. Among other things, the Board of Directors or, if the Board of Directors delegates its authority to the committee, the committee, has complete discretion, subject to the express limits of the incentive plan, to determine the employees, directors and consultants to be granted awards, the types of awards to be granted, the terms and conditions of awards granted, the number of AutoChina ordinary shares subject to each award, if any, the exercise price under each option, the base price of each stock appreciation right, the term of each award, the vesting schedule and/or performance goals for each award that utilizes such a schedule or provides for performance goals, whether to accelerate vesting, the value of the ordinary shares, and any required withholdings. The Board of Directors or the committee may amend, modify or terminate any outstanding award, provided that the grantee’s written consent to such action is required if the action would adversely affect the grantee. The Board of Directors or the committee is also authorized to construe the award agreements and may prescribe rules relating to the incentive plan. The Board of Directors or committee may reduce the exercise price of options or reduce the base appreciation amount of any stock appreciation right without shareholder approval. Except as specified below, no award intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code may have a per share exercise or purchase price, if any, of less than 100% of the fair market value of an AutoChina ordinary share on the date of grant.

Special terms relating to Stock Options

The incentive plan provides for the grant of stock options, which may be either “incentive stock options” (ISOs), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (NQSOs). Stock options may be granted under the Incentive Plan on such terms and conditions as the Board of Directors or the Committee, if any, may determine; however, the per ordinary share exercise price under a stock option granted under the incentive plan may not be less than 100% of the “fair market value” (as defined in the incentive plan) of an ordinary share on the date of grant of the stock option, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of AutoChina or a parent or subsidiary of AutoChina). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares underlying one or more ISOs (determined at the time of grant of the ISO or ISOs) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000. The Board of Directors or the Committee, if any, may permit a cashless “net exercise” of stock options granted under the incentive plan. As of October 31, 2011, all the stock options granted are ISOs.

Additional Terms

Under the incentive plan, upon the consummation of a “corporate transaction” (as defined in the incentive plan), all outstanding awards under the incentive plan will terminate, except to the extent they are assumed in connection with the corporate transaction.

Stock options granted under the incentive plan as ISOs (as defined below) may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the grantee, only by the grantee. Other awards are transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee: (a) to a “holding company” (as defined in the incentive plan) of such grantee, or (B) to the extent and in the manner authorized by the Board of Directors or the committee, if any. No ordinary shares will be delivered under the incentive plan to any grantee or other person until such grantee or other person has made arrangements acceptable to the Board of Directors or the committee, if any, for the satisfaction of any national, provincial or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of ordinary shares under the Incentive Plan.

Amendments

AutoChina’s Board of Directors may at any time amend, alter, suspend or terminate the incentive plan; provided, that no amendment requiring shareholder approval will be effective unless such approval has been obtained, and provided further that no amendment of the incentive plan or its termination may be effected if it would adversely affect the rights of a grantee without the grantee’s consent.

Certain U.S. Federal Income Tax Consequences of the Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to AutoChina, were it subject to U.S. federal income taxation, and to grantees under the incentive plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. grantees”), of ISOs, NQSOs, sales or bonuses of restricted shares, restricted share units, dividend equivalent rights and SARs granted pursuant to the incentive plan. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of AutoChina, were it subject to U.S. federal income taxation, to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, grantees subject to Section 16(b) of the Exchange Act and the exercise of a stock option with previously-acquired Ordinary Shares. This summary assumes that U.S. grantees will hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. grantees, which are discussed generally in the Company’s most recent Form 20-F as filed with the Securities and Exchange Commission. In addition, this summary does not address the foreign, state or local income or other tax consequences, as any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the incentive plan or ordinary shares issued pursuant thereto. Grantees are urged to consult their own tax advisors concerning the tax consequences to them of an award under the incentive plan or ordinary shares issued pursuant thereto.

A U.S. grantee generally does not recognize taxable income upon the grant of an NQSO or an ISO. Upon the exercise of an NQSO, the U.S. grantee generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the ordinary shares acquired on the date of exercise over the exercise price thereunder, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to a deduction for such amount at that time. If the U.S. grantee later sells ordinary shares acquired pursuant to the exercise of an NQSO, the grantee generally recognizes a long-term or a short term capital gain or loss, depending on the period for which the ordinary shares were held thereby. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

Upon the exercise of an ISO, the U.S. grantee generally does not recognize taxable income. If the U.S. grantee disposes of the ordinary shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the ordinary shares to the grantee, the grantee generally recognizes a long-term capital gain or loss, and AutoChina, were it subject to U.S. federal income taxation, would not be entitled to a deduction. However, if the grantee disposes of such ordinary shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount.

In addition to the U.S. federal income tax consequences described above, the U.S. grantee may be subject to the alternative minimum tax (“AMT”), which is payable to the extent it exceeds the grantee’s regular income tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the ordinary shares for which the ISO is exercised over the exercise price thereunder for such ordinary shares is a preference item for purposes of the AMT. In addition, the U.S. grantee’s basis in such ordinary shares is increased by such excess for purposes of computing the gain or loss on the disposition of the ordinary shares for AMT purposes. If a U.S. grantee is required to pay any AMT, the amount of such tax which is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the grantee’s regular income tax liability (and, in certain cases, may be refunded to the grantee) in subsequent years. To the extent the credit is not used, it may be carried forward.

A U.S. grantee who receives a bonus of restricted ordinary shares or who purchases restricted ordinary shares, which, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the ordinary shares at such time over any amount paid by the grantee for the ordinary shares. Alternatively, the U.S. grantee may elect to be taxed upon receipt of the restricted ordinary shares based on the value of the ordinary shares at the time of receipt. AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. grantee and in the same amount. Dividends received with respect to such restricted ordinary shares are generally treated as compensation, unless the grantee elects to be taxed on the receipt (rather than the vesting) of the restricted ordinary shares.

A U.S. grantee generally does not recognize income upon the grant of an SAR. The U.S. grantee recognizes ordinary compensation income upon the exercise of the SAR equal to the increase in the value of the underlying shares, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to a deduction for such amount.

A U.S. grantee generally does not recognize income in connection with a dividend equivalent right or restricted share unit until payments are received thereunder. At such time, the U.S. grantee recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any ordinary shares received, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount at such time.

Retirement Benefits

As of December 31, 2010, AutoChina’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require our PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees.  The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits.  Our subsidiaries have no further commitments beyond this monthly contribution.

AutoChina’s only employees are its executive officers for which it has entered into employment contracts with. AutoChina does not accrue pension, retirement or similar benefits, except for a nominal amount of employer matching that may occur for U.S. based employees’ 401k plans.

SECURITIES OWNERSHIP

The following table sets forth, as of November 10, 2011, certain information as to the share ownership of (i) each person known by the Company to own beneficially more than five percent of the Shares, (ii) each of the Company’s directors, including director nominees, (iii) each of the Company’s executive officers, and (iv) the Company’s executive officers and directors as a group. Information provided as to 5% shareholders other than our employees or management is based solely on forms 13D or 13G filed with the Securities and Exchange Commission and subsequent issuances by the Company.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares (2)
Honest Best Int’l Ltd. (3)	11,229,370		57.25%
Yong Hui Li and Yan Wang (4)	11,229,370	(4)	57.25%
James Cheng-Jee Sha	1,295,157	(5)	6.60%
Diana Chia-Huei Liu	420,426	(6)	2.14%
Chen Lei	140,454	(7)	*
Jason Wang	73,500	(8)	*
Wei Xing	191,442	(9)	*
Hui Kai Yan	133,700	(10)	*
Thomas Luen-Hung Lau	—		—
Leon Ling Chen (11)	6,900		*
All directors and executive officers as a group (nine individuals)	13,490,948	(12)	68.78%

*  Less than 1%

(1)	Unless indicated otherwise, the business address of each of the individuals is No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China.

(2)
Based on 19,615,766 ordinary shares of AutoChina issued and outstanding as of October 31, 2011, except that ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)	Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such shares.

(4)	Consists of 11,229,370 ordinary shares of AutoChina owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

(5)	Consists of 515,157 ordinary shares of AutoChina owned by James Cheng-Jee Sha, and 780,000 ordinary shares owned by Sha Living Trust. Mr. Sha is a trustee of Sha Living Trust.

(6)	Includes 129,063 ordinary shares of AutoChina owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

(7)
Consists of 23,944 ordinary shares and 57,600 shares underlying vested incentive stock options which are exercisable within 60 days owned by Lei Chen, and 58,910 ordinary shares of AutoChina owned by Lei Chen’s spouse.

(8)	Includes 57,600 shares underlying incentive stock options exercisable within 60 days of this proxy statement.

(9)	Includes 79,200 shares underlying incentive stock options exercisable within 60 days of this proxy statement.

(10)	Includes 57,600 shares underlying incentive stock options exercisable within 60 days of this proxy statement.

(11)	Mr. Chen is a director nominee. Includes 4,100 ordinary shares owned by Ms. Xuejun Yan, Mr. Chen’s wife.

(12)	Includes 252,000 shares underlying 252,000 incentive stock options exercisable within 60 days of this proxy statement.

For a description of the AutoChina International Limited 2009 Equity Incentive Plan, please refer to “Executive Compensation Discussion and Analysis—AutoChina International Limited 2009 Equity Incentive Plan.” Pursuant to an earn-out provision in the share exchange agreement, AutoChina agreed to issue to Honest Best between 5% and 20% of the number of ordinary shares of AutoChina outstanding as of December 31 of fiscal year immediately prior to such earn-out issuance for achieving a minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the share exchange agreement) in each of the next five years, through the year ended December 31, 2013. On February 16, 2011, the Company reached an agreement with Honest Best to eliminate the earn-out provision for 2012 and 2013. Furthermore, for fiscal years 2010 and 2011, the earn-out provision was modified such that a minimum of 70% EBITDA growth must be achieved in either respective year in order for any shares to be issued. Under this amendment, the Company can issue between 15% to 20% of the number of ordinary shares of the Company outstanding when the revised EBITDA growth target is achieved. The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula. On March 22, 2010, the Company issued 2,603,456 shares to the former shareholder of ACG, based upon the 2009 financial results, in accordance the provisions of this agreement. The Company expects to issue in 2011 approximately 3.9 million shares based upon the 2010 financial results, in accordance the provisions of this agreement. On September 26, 2011, the Company reached an agreement with Honest Best to cancel the Earn-out for fiscal year 2011.

As of December 31, 2010, approximately 37.80% of the ordinary shares were held by residents of the United States and there were 3 shareholders of record in the United States.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Due to affiliates:

The Company has borrowed from various companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. Except as described below, the amounts due to Hebei Kaiyuan and Mr. Li are non -interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender.

On March 29, 2011, Fancy Think Limited, an indirect wholly-owned subsidiary of the Company, entered into an advance agreement with Honest Best, a company which was at the time wholly owned by Ms. Yan Wang, Mr. Li’s wife and which was ACG’s former ultimate shareholder, pursuant to which Fancy Think Limited received a short-term loan in the amount of $61,570,000 from Honest Best. Mr. Li is currently the sole owner of Honest Best. The loan bears interests at 3.95% per annum, is unsecured and must be repaid in full on demand by the Lender. Since October 1, 2011, the interest rate of the loan increased from 3.95% per annum to 8.00% per annum.

On September 26, 2011, the Company borrowed a one-year loan from Kaiyuan Shengrong, which bears the interest rate of 8.20% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China, is unsecured and matures in September 2012.

The outstanding amounts due to related parties were as follows:
$ in thousands	Notes	December 31, 2010	September 30, 2011
Due to affiliates:

Honest Best	(1)	$—	$61,953
Hebei Kaiyuan	(1)	74,198	1,065
Kaiyuan Shengrong	(1)	3,097	3,147
Total		$77,295	$66,165

Note:

(1)	Entity controlled by Mr. Li.

Accounts payable, related party:

Starting from the year ended December 31, 2010, the Company commenced purchasing commercial vehicles from Hebei Ruituo Auto Trading Co., Ltd., or Ruituo, a company which is controlled by Mr. Li. The amounts due to Ruituo are non-interest bearing. In addition, the payable balances are unsecured and due on demand by Ruituo.

The outstanding amounts due to related parties were as follows:
$ in thousands	Notes	December 31, 2010	September 30, 2011
Accounts payable, related party:

Ruituo	(1)	$16,104	$5,586
Beiguo	(2)	80	—
Renbai	(3)	18	—
Total		$16,202	$5,589

Notes:

(1)	Entity controlled by Mr. Li.

(2)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

Due from an affiliate:

In November 2010, Ms. Shu Ling Li (“Ms. Li”), the sister of Mr. Li, was appointed as the sole director of Rainbow Yield Limited (“Rainbow Yield”). Prior to the appointment of Ms. Li by Rainbow Yield, AutoChina loaned approximately $9,000,000 to Rainbow Yield as a security deposit to secure a borrowing provided by a third party that amounted to approximately $9,559,000. The amount due from Rainbow Yield is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender, which was subsequently repaid in March 2011.

Prepaid interest expenses, related party:

The Company has previously obtained a short-term trade financing to purchase commercial vehicles from its affiliate, Beiguo. According to the financial arrangement, the Company pays a financing charge (interest expense) of approximately 4% per annum to Beiguo for the funds obtained and it was required to prepay the financing charges to the affiliate. The outstanding amounts of prepaid interest expenses, related parties were as follows:

$ in thousands	Notes	December 31, 2010	September 30, 2011
Prepaid interest expenses, related parties:

Beiguo	(1)	$604	$—

Notes:

(1)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

During the year ended December 31, 2010, the Company sold and purchased automobiles and trading materials to and from affiliates. The details of the related party transactions were as follows:

Related Party Transactions: $ in thousands	Notes		Year Ended December 31, 2009
Related Party Transactions
Capital nature:	(1)	(a)	$68,279
Hebei Kaiyuan	(1)	(h)	280,357
Hebei Kaiyuan	(1)	(a)	12,139
Hebei Ruihua Real Estate Development Limited	(1)	(h)	2,954
Kaiyuan Shengrong	(1)	(j)	3,035
Kaiyuan Shengrong	(1)	(k)	3,035
Kaiyuan Shengrong	(2)	(h)	112,264
Beiguo	(5)	(b)	9,000
Rainbow Yield

Trading nature:
Ruituo	(1)	(d)	$55,317
Ruituo	(1)	(e)	316
Hebei Kaiyuan	(1)	(f)	10,706
Hebei Kaiyuan Doors & Windows Manufacturing Co., Ltd.	(1)	(g)	2,097
Kaiyuan Shengrong	(1)	(i)	60
Beiguo	(2)	(c)	29,987
Beiguo	(2)	(d)	328,422
Beiguo	(2)	(e)	232,337
Beiguo	(2)	(f)	19,118
Beiguo	(2)	(i)	5,934
Renbai	(3)	(d)	10,839
Renbai	(3)	(e)	9,228
Renbai	(3)	(i)	951
Beijing Wantong Longxin Auto Trading Co., Ltd.	(4)	(c)	10,340
Beijing Wantong Longxin Auto Trading Co., Ltd.	(4)	(g)	7,809

Notes:

(1)	Entity controlled by Mr. Li.

(2)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

(4)	Entity which Mr. Li’s brother holds 40% equity interest.

(5)	Entity which Mr. Li’s sister is the sole director.

Nature of transaction:

(a)	Bank loan guarantee provided by the affiliates.

(b)	Amount provided by the Company to an affiliate.

(c)	Deposits for inventories made by the Company to affiliates for the purchase of trading materials and amounts returned during the year.

(d)	Sale of automobiles to the Company, including VAT during the year.

(e)	Purchase of automobiles from the Company during the year.

(f)	Purchase of trading materials from the Company during the year.

(g)	Sale of trading material to the Company during the year.

(h)	Loan provided to the Company during the year.

(i)	Interest incurred by the Company during the year.

(j)	Bank loan guarantee provided by the Company to the affiliate.

(k)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

(l)	Amount provided by the Company to an affiliate.

AutoChina’s management believes that these transactions were fair to the Company, made at market prices and on terms that are similar as would be available from an unaffiliated third party.

AutoChina has entered into short-term commercial financing arrangements with Beiguo, a PRC-based operator of grocery stores, and its shareholder, Renbai. Commencing in September 2008, Beiguo and Renbai began to provide short term financing for our commercial vehicles sales, servicing, leasing and support business. The financing arrangements are structured through a two step process involving two separate wholly owned subsidiaries and VIEs of AutoChina, Chuanglian and Kaiyuan Auto Trade.  Initially, we purchase vehicles through Chuanglian from third party vendors, the vehicles are then sold by Chuanglian to Beiguo and Renbai. Beiguo and Renbai then resells the vehicles to our second subsidiary, Kaiyuan Auto Trade, pursuant to short term (up to 6 months) financing arrangements.  The result of this structure is that we are able to purchase vehicles at volume discounts through Chuanglian and are able get the benefit of the favorable terms of the Beiguo and Renbai financing through Kaiyuan Auto Trade.

Mr. Yong Hui Li, our Chairman and CEO, is the indirect beneficial owner of approximately 20.92% and 19.60% of the equity interest of Beiguo and Renbai, respectively, and Mr. Thomas Luen-Hung Lau, a director of AutoChina, is the indirect beneficial owner of approximately 21.71% and 20.33% of the equity interest of Beiguo and Renbai, respectively. We pay a financing charge of approximately 4% per annum premium to Beiguo and Renbai for the funds obtained pursuant to this financing arrangement, in part, because the financing is guaranteed by Mr. Li who has a long term business relationship with Beiguo and Renbai.  Historically, approximately 60-70% of the total commercial vehicle purchases made by us are made pursuant to these arrangements with Beiguo and Renbai.

In order to obtain additional working capital, we have a financing arrangement with two affiliates, namely Beiguo and Renbai. Under the financing arrangement with Beiguo and Renbai, we sell commercial vehicles to these affiliates in return for notes receivable from the affiliates. These transactions do not qualify as sales under U.S. GAAP because there is a repurchase obligation by the Company. Both the sales of commercial vehicles to the affiliates and the repurchases are done at an insignificant mark up to cover operating costs. In addition, we buy back the commercial vehicles from these affiliates with credit terms up to 180 days and pay a financing charge of approximately 4% per annum. Therefore, these transactions are treated as financing arrangements for accounting purposes. We discounted the notes receivable with third party financial institutions by paying a discounting factor of approximately 3.5% per annum. We effectively obtained short-term financing of up to 180 days through this financing arrangement with these two affiliates. The Company expects not to continue relying on this financing arrangement with Beiguo and Renbai in the foreseeable future.

Since the year ended December 31, 2010, we started purchasing commercial vehicles from an affiliate of Mr. Li, Ruituo. Such purchase is charged at insignificant mark up to cover the operating costs, the balance due for such purchase is interest-free, unsecured and due on demand of Ruituo.

During the year ended December 31, 2010, we sold commercial vehicles to these three affiliates amounting to $241,881,000. The cost of sales of these commercial vehicles sold to these three affiliates amounted to $237,893,000.

During the year ended December 31, 2010, we purchased commercial vehicles from Beiguo and Renbai amounting to $283,850,000 and incurred interest expenses to these two affiliates amounting to $6,885,000 under the above arrangement. During the year ended December 31, 2010, we also purchased commercial vehicles from Beiguo and Renbai other than the above arrangement, amounting to $55,411,000. During the years ended December 31, 2010, 2009 and 2008, we purchased commercial vehicles from Ruituo amounting to $55,317,000, nil and nil, respectively. No interest expense is incurred for the purchase from Ruituo throughout these periods.

During the year ended December 31, 2010, we sold trading materials to Hebei Kaiyuan and Beiguo amounting to $29,824,000. The related cost of sales amounted to $29,160,000. The Company was charged an insignificant mark up to cover the operating costs in connection with these sales. Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to Hebei Kaiyuan and Beiguo are considered as agency sales and the revenue generated on such transactions are recorded at net basis.

The Company also occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company during the year ended December 31, 2010.

 REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended December 31, 2010, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

The members of the audit committee are:

James Sha, Chairman
Diana Liu
Thomas Lau

 RATIFICATION OF INDEPENDENT AUDITORS
(PROPOSAL NO. 2)

The Audit Committee has appointed Marcum Bernstein & Pinchuk LLP Limited Company (“PWC”) as the independent auditors of the Company to audit the financial statements of the Company for the fiscal year ending December 31, 2011, and the Board of Directors is asking shareholders to ratify that appointment.

A representative of Marcum Bernstein & Pinchuk LLP Limited Company is expected to be present either in person or via teleconference at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE RATIFICATION OF THE APPOINTMENT OF MARCUM BERNSTEIN & PINCHUK LLP LIMITED COMPANY AS AUTOCHINA’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.

Principal Accountant Fees and Services

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP, PricewaterhouseCoopers Zhong Tian CPAs Limited Company and Crowe Horwath LLP for fiscal years ended December 31, 2010 and 2009:
	December 31,
	2010	2009
Audit Fees – Marcum Bernstein & Pinchuk	$469,613	$—
Audit Fees – PricewaterhouseCoopers	469,613	—
Audit Fees – Crowe Horwath	—	386,500
Audit-Related Fees –Crowe Horwath	27,400	—
Audit-Related Fees – UHY	8,350	51,575
Tax Fees	3,700	4,100
All Other Fees	—	—
Total Fees	$978,676	$442,175

Audit Fees

Marcum Bernstein & Pinchuk audit fees for 2010 consist of the audit of our financial statements for the year ended December 31, 2010.

PricewaterhouseCoopers audit fees for 2010 consist of fees related to the audit of our financial statements for the year ended December 31, 2010 and fees for the reviews of our interim financial statements included in 6-K filings for 2010.

Crowe Horwath audit fees for 2009 consist of the audit of our financial statements for the year ended December 31, 2009. The audit fees for 2009 also included the fees for the reviews of our interim financial statements included in 6-K filings for 2009.

Audit-Related Fees

Other than the fees described under the caption “Audit Fees” above, Marcum Bernstein & Pinchuk and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, did not bill any fees for services rendered to us during fiscal year 2010 and 2009 for assurance and related services in connection with the audit or review of our financial statements.  In 2010, Crowe Horwath LLP billed $27,400 for Audit-Related services in connection with the Company’s registration statement on Form F-3 initially filed in 2009.

UHY LLP was AutoChina’s auditor prior to the completion of our acquisition of ACG in April 2009. In 2010 and 2009, UHY LLP billed $8,350 and $51,575, respectively, for Audit-Related services in connection with the Company’s registration statement on Form F-3 and Form F-1 initially filed in 2009.

Tax Fees

The aggregate fees billed by Crowe Horwath LLP for professional services rendered for tax compliance and tax advice for the Company’s balance sheet at December 31, 2009 included in our Annual Report on Form 20-F filled with the SEC on March 22, 2010, were $3,700.

The aggregate fees billed by Crowe Horwath LLP for professional services rendered for tax compliance and tax advice for the Company’s balance sheet at December 31, 2008 included in our Annual Report on Form 20-F filled with the SEC on June 9, 2009, were $4,100.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk, PricewaterhouseCoopers Zhong Tian CPAs Limited Company or Crowe Horwath LLP for other professional services rendered during fiscal years ended December 31, 2010 and 2009.

Pre-Approval of Services

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee.  Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services.  All of the services provided by our external auditors for the fiscal years 2010 and 2009 were pre-approved by the audit committee in this manner.

Changes in the Company’s Principal Accountant

On January 12, 2009, AutoChina engaged Crowe Horwath LLP as its principal independent registered public accounting firm and Crowe Horwath LLP conducted the audit of AutoChina’s fiscal years ended December 31, 2009 and 2008 financial statements.

On March 31, 2010, the audit committee of AutoChina approved the dismissal of Crowe Horwath LLP as the Company’s independent registered public accounting firm and the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) to serve as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended December 31, 2010. We notified Crowe Horwath LLP of their dismissal on April 5, 2010, and engaged PwC on April 13, 2010.

During the two fiscal years ended December 31, 2009 and through April 13, 2010, neither the Company nor anyone on its behalf consulted PricewaterhouseCoopers Zhong Tian CPAs Limited Company regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that PricewaterhouseCoopers Zhong Tian CPAs Limited Company concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 16F of Form 20-F) or a reportable event (as defined in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F).

Crowe Horwath LLP’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2008 and December 31, 2009 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2009 and through April 5, 2010, the Company did not have any disagreements with Crowe Horwath LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Crowe Horwath LLP, would have caused them to make reference thereto in their report on the financial statements for such years.

The Company provided Crowe Horwath LLP with a copy of the above disclosures, and requested that Crowe Horwath LLP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. A copy of Crowe Horwath LLP's letter dated April 26, 2010 is attached hereto as Exhibit 15.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2010.

On September 16, 2011, AutoChina International Limited’s (“AutoChina”, “we”, “us”, “our” or the “Company”) audit committee of the Board of Directors (the “Audit Committee”) approved the appointment of Marcum Bernstein & Pinchuk, LLP (“MBP”) as the Company’s independent registered public accounting firm. During the two fiscal years ended December 31, 2010 and through September 16, 2011, neither the Company nor anyone on its behalf consulted MBP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that MBP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 16F of Form 20-F) or a reportable event (as defined in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F).

On September 16, 2011, the Audit Committee approved the dismissal of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) as the Company’s independent registered public accounting firm. We notified PwC of their dismissal on September 16, 2011.

Since PwC was engaged as the Company’s independent registered public accounting firm for the audit for the fiscal year ended December 31, 2010, and through the date of their dismissal by the Audit Committee PwC had not completed any audit or issued any reports on the financial statements of the Company for such period, or any other period.

During the course of their engagement, PwC and the Company had certain disagreements on matters of auditing scope or procedure, which, if not resolved to the satisfaction of PwC, would have caused them to be unable to complete a report on the financial statements for the fiscal year ended December 31, 2010, and there were certain “reportable events” as defined under Item 16F(a)(1)(v) of Form 20-F as described below.

In the Form 6-K furnished on June 30, 2011, the Company disclosed that it had identified a material weakness in its internal control over financial reporting as of December 31, 2010 due to a lack of requisite internal U.S. GAAP experience.

During the course of the audit of the financial statements for the year ended December 31, 2010, PwC discussed with the Company the accounting treatment of the earn-out provision contained in the share exchange agreement in respect of the acquisition of ACG in April 2009, and the Company sought guidance from the Office of the Chief Accountant of the U.S. Securities and Exchange Commission (SEC) regarding this matter.  See " Operating and Financial Review and Prospects—Restatement of Consolidated Financial Statements."

During the course of the audit of the financial statements for the year ended December 31, 2010, PwC advised the Audit Committee that its audit scope needed to be expanded (and was not expanded due to PwC's dismissal) and an independent investigation was warranted (such investigation was not conducted) in relation to information in the areas described below, which information, if further investigated and concluded in a manner adverse to the Company, might impact the fairness or reliability of the Company's financial statements, or cause PwC to be unwilling to complete its audit of the Company's financial statements:

A.           Related Party Transactions in 2011:  PwC recommended that the Audit Committee launch an independent investigation into three vehicle purchase transactions with a related party that took place in 2011, along with the related bank loans obtained to finance them. These purchases were all subsequently cancelled and resulted in no expense to the Company. PwC was concerned that if the Company did not intend to complete the vehicle purchase transactions or they otherwise lacked substance, there would be questions as to whether the Company’s presentation of the transactions to the bank as the basis for the bank’s granting and monitoring of the loans was appropriate. PwC was also concerned that the Company’s representations to it, as auditors, may have been inappropriate.  PwC was also concerned that, if the related party transactions were not recorded in the Company’s financial statements and/or otherwise properly reflected in the Company’s books and records, the Company may not have complied with its books and records and internal controls obligations. Finally, PwC was concerned that, if the vehicle purchase transactions did, in fact, have substance, its related-party transaction disclosures, related internal control disclosures and disclosure to PwC, as auditors, may nonetheless have been incorrect. PwC was also concerned whether, in light of these three vehicle purchase transactions, other undisclosed related party transactions may have taken place. The Audit Committee has conducted an internal investigation into these three vehicle purchase transactions, including retaining PRC counsel to review and opine on the transactions, and believes that no impropriety took place.  The Audit Committee has made available to PwC all materials relating to its internal investigation. PwC disagreed with the conclusions of the Audit Committee about the adequacy of the scope of procedures carried out in its investigation, and considered the investigation carried out by the Audit Committee as insufficient to address the concerns PwC identified.

B.           Disclosure of Transactions in the Company’s Stock by Affiliates: At the request of PwC, the Company made available to PwC documents related to the SEC’s investigation that the Company disclosed in its Form 6-K furnished on June 30, 2011, including SEC deposition transcripts. After reviewing such SEC deposition transcripts, PwC indicated a concern that the Company and/or affiliates of the Company may have directly or indirectly funded transactions in the Company’s securities to artificially inflate the trading volume of the Company’s securities and that certain employees of the Company including senior management may have engaged in insider trading.  PwC recommended that the Audit Committee launch an independent investigation into such matters and to determine if any such activity had occurred.  The Audit Committee conducted an internal investigation into these allegations and concluded that there was not sufficient evidence to support such allegations, and that conducting a full independent investigation would not be beneficial because the independent investigator would not have access to any more information than what the Audit Committee currently has access to.  PwC disagreed with the conclusions of the Audit Committee about the adequacy of the scope of procedures carried out in its investigation, the independence of counsel who assisted in such investigation, and considered the investigation carried out by the Audit Committee as insufficient under the circumstances.  PwC also raised concerns regarding a loan from our Chairman and CEO to our CFO for the purpose of purchasing Company stock and disclosures related thereto.  The Audit Committee is aware of the loan, but does not believe any disclosure of the loan on the part of the Company was necessary because the Company is not a party to such transaction, and believes that the shares were purchased by such officer for his own account and that such officer is the ultimate beneficial owner of the shares.

C.           Potential Undisclosed Related Party Transactions: PwC recommended that the Audit Committee launch an independent investigation, which among a number of suggested procedures, included obtaining a complete record of all counter parties who have ever either paid money to or received money from AutoChina, review email and paper records for any employees involved in transactions identified through the review of counter parties, conduct interviews with all such employees, requesting interviews with all counter parties to such transactions and developing processes to analyze the information gathered to determine those transactions requiring further review. These procedures were recommended in order to address concerns about potential undisclosed related party transactions raised in the course of the auditor’s review of information revealed in SEC deposition transcripts wherein it came to light that a company with which the Company has had prior dealings later became a related party. The Audit Committee conducted an investigation into the circumstances that led to this company becoming a related party, and the failure to identify them as such immediately, and concluded that such failure was the result of an inadvertent oversight and that no impropriety existed.  The Audit Committee believes that the oversight occurred because the other company only became a related party after its dealings with the Company, and does not suggest a pattern of undisclosed related parties.  The Audit Committee believes that the type of review suggested by PwC would not be beneficial, and would be not be time- nor cost-effective.  PwC disagreed with the conclusions of the Audit Committee about the adequacy of the scope of procedures carried out in its investigation, the indepdence of counsel who assisted in such investigation, and considered the investigation carried out by the Audit Committee as insufficient to conclude that there are no other undisclosed related party transactions.

The Company provided PwC with a copy of the above disclosures, and requested that PwC furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. The Company will file a copy of PwC’s letter as an exhibit to an amendment to the Company’s Annual Report on Form 20-F for the year ended December 31, 2010.

The Company has authorized Crowe Horwath LLP to respond fully to the inquiries of PricewaterhouseCoopers Zhong Tian CPAs Limited Company and Marcum Bernstein & Pinchuk LLP concerning the subject matter of each of the above matters, and has authorized PricewaterhouseCoopers Zhong Tian CPAs Limited Company to respond fully to the inquiries of Marcum Bernstein & Pinchuk LLP concerning the subject matter of each of the above matters.

 OTHER MATTERS

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies.  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request.  In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors maintains a process for shareholders to communicate with the Board of Directors. Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to the Board of Directors, c/o AutoChina International Limited, No. 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act of 1934. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

December 6, 2011	By Order of the Board of Directors,

/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer and President

1.

ANNUAL MEETING OF SHAREHOLDERS OF
AUTOCHINA INTERNATIONAL LIMITED
DECEMBER 29, 2011
NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http://www.ir-site.com/autochinaintl/proxy.asp

Please sign, date and mail your proxy card in the envelope provided promptly.

PROXY
AUTOCHINA INTERNATIONAL LIMITED
ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Yong Hui Li or Jason Wang, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at the offices of the Company, No. 322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China, on December 29, 2011, at 10:00 a.m. local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

The Board of Directors recommends that you vote “FOR” each proposal.

1.	Election of Directors

Yong Hui Lui	FOR ☐	AGAINST ☐	ABSTAIN ☐
Hui Kai Yan	FOR ☐	AGAINST ☐	ABSTAIN ☐
James Cheng-Jee Sha	FOR ☐	AGAINST ☐	ABSTAIN ☐
Diana Chia-Huei Liu	FOR ☐	AGAINST ☐	ABSTAIN ☐
Leon Ling Chen	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	Ratification of the appointment of Marcum Bernstein & Pinchuk LLP Limited Company as independent auditors.

FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on the election of directors (Item 1). Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them on non-routine matters (a broker “non-vote”) such as Item 1. Shares subject to a broker “non-vote” will not be considered entitled to vote with respect to Item 1, and will not affect the outcome on that Item. Please note that this year the rules regarding how brokers may vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. We encourage you to provide instructions to your broker regarding the voting of your shares.

Signature of Shareholder:	Date:	,	2010

Signature of Shareholder:	Date:	,	2010

Note: If shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.